FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of April, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

April 16, 2003

Hanson PLC to acquire US aggregates producer for $152.0 million (£96.8m)

Hanson PLC, the international building materials company, announced today that it has signed a contract to acquire Better Materials Corporation ('Better Materials') from Better Minerals & Aggregates Company for $152.0 million (£96.8m) in cash, plus the assumption of approximately $3.0m (£1.9m) of debt. Completion of the acquisition, which is subject to final due diligence and regulatory approval, is anticipated to occur by the end of July.

Established in 1959 and headquartered in Penns Park, Pennsylvania, Better Materials is a producer of construction materials in both western Pennsylvania and eastern Pennsylvania/southern New Jersey, including the greater metropolitan areas of Philadelphia, Pittsburgh, Trenton and Atlantic City. It operates six crushed stone quarries, five sand and gravel quarries, seven asphalt plants and has over 300 employees.

Better Materials will be integrated into Hanson's Northeast aggregates region which operates in Pennsylvania and New York State. Pennsylvania is the fourth largest aggregates market in the USA and Hanson currently operates 22 quarries and three asphalt plants in this State.

Better Materials also provides Hanson with a presence in New Jersey. The southern New Jersey region combined with the southeastern Pennsylvania region is the sixth largest aggregates market in the USA. Better Materials' operations are well placed to service southern New Jersey, as well as Philadelphia, the fifth largest city in the USA, and the eastern corridor which links New York City with Washington D.C.

In the financial year to December 31, 2002, Better Materials' unaudited sales revenue was $115.3 million and EBITDA was $21.1 million (excluding non-recurring items). After taking into account possible fair value adjustments, it is estimated that goodwill of approximately $25 million (£15.9m) will arise on this acquisition. For the year ended December 31, 2002, Better Materials shipped 9.4 million tons of aggregates and 1.8 million tons of asphalt. Permitted reserves total approximately 390 million tons and are located principally on land owned by the company.

Commenting on the acquisition, Ward Nye, President of Hanson Aggregates East, said: 'Better Materials is an excellent bolt-on acquisition. It comes with good assets in States which are major consumers of aggregates and which have strong population growth forecasts.'

Alan Murray, Chief Executive of Hanson PLC, added: 'The acquisition of Better Materials is consistent with our bolt-on acquisition strategy and our objective of developing our aggregates operations, particularly in the USA. We will continue to seek further such opportunities for growth.'

Further information is available on Hanson at www.hansonplc.com.

Inquiries:                              Justin Read
                                              Hanson PLC
                                             +44 (0) 20 7245 1245

Notes:

1. Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal products are bricks and its operations are in the UK, continental Europe, North America, Asia Pacific and Australia.

2. Hanson Building Materials America has five divisions. Its Aggregates East division is headquartered in Morrisville, North Carolina. In the year to December 31, 2002 trading turnover of this division totalled £398.5 million and trading profit before goodwill was £56.7 million.

3. Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).

4. High-resolution Hanson images are available to download from Hanson's website and www.newscast.co.uk.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   April 16, 2003